Exhibit 4.37

INTELLECTUAL PROPERTY LICENSE

AND

SOFTWARE TECHNOLOGY SERVICES AGREEMENT

by and between

JD.COM, INC.

and

北京京东金融科技控股有限公司

(BEIJING JINGDONG FINANCIAL TECHNOLOGY HOLDING CO., LTD.)

March 1, 2017

i

ii

INTELLECTUAL PROPERTY LICENSE

AND

SOFTWARE TECHNOLOGY SERVICES AGREEMENT

This INTELLECTUAL PROPERTY LICENSE AND SOFTWARE TECHNOLOGY SERVICES AGREEMENT (this “Agreement”), dated and effective as of March 1, 2017 (the “Effective Date”), is entered into by and between:

(1)                                 JD.com, Inc., an exempted company with limited liability organized under the Laws of the Cayman Islands (“JD Group”); and

(2)                                 北京京东金融科技控股有限公司 (Beijing Jingdong Financial Technology Holding Co., Ltd.), a limited liability company organized under the Laws of the PRC (“JD Finance”).

JD Group and JD Finance are each referred to as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties are, concurrently with the execution of this Agreement, amending that certain Resources Cooperation Agreement, dated as of January 1, 2016, to remove the trademark license set forth therein, which license shall be replaced by the trademark license provisions set forth in this Agreement;

WHEREAS, pursuant to those certain IP transfer agreements, JD Group transferred to JD Finance Intellectual Property Rights owned by JD Group or its Subsidiaries to JD Finance and used exclusively in the JD Finance Business;

WHEREAS, JD Group granted to JD Finance rights to use certain data of JD Group pursuant to that certain data sharing agreement (the “Data Sharing Agreement”);

WHEREAS, JD Group, JD Finance and certain other parties have entered into that certain Framework Agreement of even date herewith (the “Framework Agreement”), setting forth such parties’ agreements as to JD Finance’s operation of the JD Finance Business, as well as other matters; and

WHEREAS, in connection with the Framework Agreement, the Parties desire to enter into this Agreement, pursuant to which JD Group, on behalf of itself and its Subsidiaries, licenses to JD Finance certain Technology and Intellectual Property Rights and provides the Software Technology Services (defined below) for the JD Finance Companies;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTIONS

Section 1.1                                    Definitions.  As used herein, the following terms shall have the following meanings:

“Beneficial Owner” of any security means any Person who, directly or indirectly, through any Contract, arrangement, understanding, relationship or otherwise has or shares (i) voting power, which includes the power to vote, or to direct the voting of, such security; or (ii) investment power which includes the power to dispose, or to direct the disposition of, such security.  “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings.

“Business Day” has the meaning ascribed to that term in the Framework Agreement.

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument, including all amendments thereto.

“Equity Securities” means, with respect to any entity, any equity interests of such entity, however described or whether voting or nonvoting, and any securities convertible or exchangeable into, and options, warrants or other rights to acquire, any equity interests or equity-linked interests of such entity.

“Family Member” means, with respect to any Person, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a person, and shall include adoptive relationships of the same type.

“Governmental Authority” means any instrumentality, subdivision, court, administrative agency, commission, official or other authority of any country, state, province, prefect, municipality, locality or other government or political subdivision thereof, or any stock or securities exchange, or any multi-national, quasi-governmental or self-regulatory or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Highly Sensitive Information” means information confidential to the JD Group Companies or JD Finance Companies, as applicable, in the following categories: (i) user data, including Personal Information, that is not anonymized or aggregated; and (ii) algorithms, Source Code, Object Code, specifications, and technical documentation regarding system security, fraud and abuse protection systems and detection of illegal or unusual activities that, in each case, relate primarily to the business of the JD Group Companies or the JD Finance Business, as applicable.  “Highly Sensitive Information” shall not, however, include any information which: (a) is or becomes commonly known within the public domain other than by breach of this Agreement or any other Contract that any of the JD Group Companies or JD Finance Companies, as applicable, has with any Person; (b) is obtained from a third Person (other than the Parties or any of their Subsidiaries) who is lawfully authorized to disclose such information free from any obligation of confidentiality; (c) is independently developed without reference to or use of any Highly Sensitive Information; or (d) is known to the JD Group Companies or JD Finance Companies, as applicable, without any obligation of confidentiality prior to its receipt from the JD Finance Companies or JD Group Companies, as applicable.

“Income Share Buyout Event” means any Issuance occurring as a result of any of a Pre-QIPO Issuance Event, or a Post-QIPO Issuance Event, in each case, as defined in the Framework Agreement.

“Intellectual Property Rights” means all rights of the following types, which may exist or be created under the Laws of any jurisdiction in the world:

(i)                                     rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights, and all extensions, renewals, registrations and applications therefor (“Copyrights”);

(ii)                                  rights in trademarks, trade names, service marks, service names and similar rights, and all registrations and applications therefor, as well as and all goodwill embodied therein (“Trademarks”);

(iii)                               rights in domain names and uniform resource locators, and all registrations and applications therefor (“Domain Names”);

(iv)                              trade secret rights (“Trade Secrets”);

(v)                                 patents and patent applications, including any continuations, continuations-in-part, divisions, reissues, and reexaminations, and other industrial property rights (“Patents”); and

(vi)                              all other proprietary rights in Technology (“Other Proprietary Rights”).

“JD Finance Business” has the meaning ascribed to that term in the Framework Agreement.

“JD Finance Business Product” means any product or service solely within the JD Finance Business offered by any JD Finance Company to its customers during the Term.

“JD Finance Companies” means, collectively, JD Finance and its Subsidiaries.

“JD Group Companies” means, collectively, JD Group and its Subsidiaries.

“JD Group Audit Committee” has the meaning ascribed to that term in the Framework Agreement.

“JDF-Exclusive Licensed Copyrights” means the Copyrights owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term and subsisting or embodied solely in the JDF-Exclusive Licensed Software or JDF-Exclusive Licensed Other Materials.

“JDF-Exclusive Licensed Domain Names” means the Domain Names set forth in Exhibit A-1, which Exhibit may be updated by the Parties from time to time upon mutual written agreement, that are owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term that relate solely to the JD Finance Business.

“JDF-Exclusive Licensed IP” means, collectively, the JDF-Exclusive Licensed Trademarks, JDF-Exclusive Licensed Domain Names, JDF-Exclusive Licensed Copyrights, JDF-Exclusive Licensed Other IP, and JDF-Exclusive Licensed Patents.

“JDF-Exclusive Licensed Other IP” means, collectively, the Trade Secrets and Other Proprietary Rights owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term and subsisting or embodied solely in the JDF-Exclusive Licensed Software and JDF-Exclusive Licensed Other Materials.

“JDF-Exclusive Licensed Other Materials” means any documentation, promotional materials, handbooks, data, and other materials, other than the JDF-Exclusive Licensed Other Materials, set forth in Exhibit B-1, which Exhibit may be updated by the Parties from time to time upon mutual written agreement, that are owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term.

“JDF-Exclusive Licensed Patents” means the Patents set forth in Exhibit C-1, which Exhibit may be updated by the Parties from time to time upon mutual written agreement, that are owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term.

“JDF-Exclusive Licensed Software” means (i) the software programs set forth in Exhibit D-1, which Exhibit may be updated by the Parties from time to time upon mutual written agreement, that are owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term and are developed by or on behalf of the JD Group Companies exclusively for use by the JD Finance Companies and (ii) any bug fixes, error corrections, updates and upgrades (including improvements) to the software programs set forth in clause (i) authored by employees or contractors of the applicable JD Group Companies (or owned by the applicable JD Group Companies) that are delivered to JD Finance or its Subsidiary Sublicensees pursuant to Section 2.3.  For the avoidance of doubt, “JDF-Exclusive Licensed Software” shall exclude software licensed to JD Finance under that certain System Support Services Agreement entered into by and between Beijing Jingdong Century Trading Co., Ltd. and JD Finance, dated as of January 1, 2016.

“JDF Improvements” means all Intellectual Property Rights (excluding Trademarks and Domain Names) comprising or subsisting or embodied in improvements, modifications, customizations, enhancements, extensions and derivative works of the Licensed IP, Licensed Software or Licensed Other Materials that are developed or created by or on behalf of any JD Finance Company.

“JDF-Exclusive Licensed Trademarks” means the Trademarks set forth in Exhibit E-1, which Exhibit may be updated by the Parties from time to time upon mutual written agreement,

that are owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term.

“JDF-Related Licensed Copyrights” means the Copyrights owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term and subsisting or embodied in the JDF-Related Licensed Software and JDF-Related Licensed Other Materials.

“JDF-Related Licensed Domain Names” means the Domain Names set forth in Exhibit A-2, which Exhibit may be updated by the Parties from time to time upon mutual written agreement, that are owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term.

“JDF-Related Licensed IP” means, collectively, the JDF-Related Licensed Trademarks, JDF-Related Licensed Domain Names, JDF-Related Licensed Copyrights, JDF-Related Licensed Other IP, and JDF-Related Licensed Patents.

“JDF-Related Licensed Other IP” means, collectively, the Trade Secrets and Other Proprietary Rights owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term and subsisting or embodied in the JDF-Related Licensed Software and JDF-Related Licensed Other Materials.

“JDF-Related Licensed Other Materials” means any documentation, promotional materials, handbooks, data, and other materials set forth in Exhibit B-2, which Exhibit may be updated by the Parties from time to time upon mutual written agreement, that are owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term.

“JDF-Related Licensed Patents” means the Patents set forth in Exhibit C-2, which Exhibit may be updated by the Parties from time to time upon mutual written agreement, that are owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term.

“JDF-Related Licensed Software” means (i) the software programs set forth in Exhibit D-2, which Exhibit may be updated by the Parties from time to time upon mutual written agreement, that are owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term and (ii) any bug fixes, error corrections, updates and upgrades (including improvements) to the software programs set forth in clause (i) authored by employees or contractors of the applicable JD Group Companies (or owned by the applicable JD Group Companies) that are delivered to JD Finance or its Subsidiary Sublicensees pursuant to Section 2.3.  For the avoidance of doubt, “JDF-Related Licensed Software” shall exclude software licensed to JD Finance under that certain System Support Services Agreement entered into by and between Beijing Jingdong Century Trading Co., Ltd. and JD Finance, dated as of January 1, 2016.

“JDF-Related Licensed Trademarks” means the Trademarks set forth in Exhibit E-2, which Exhibit may be updated by the Parties from time to time upon mutual written agreement, that are owned or Licensable (subject to Section 2.8) by the applicable JD Group Companies during the Term.

“Law” means (a) any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, measure, notice, circular, opinion or Order of any Governmental Authority, including any rules promulgated by a stock exchange or regulatory body or (b) any applicable widely adopted industry standard rules and regulations (such as the Payment Card Industry Data Security Standard or PCI-DSS).

“Licensable” means the right and ability of any JD Group Company to grant a license to Intellectual Property Rights consistent with the scope of the licenses granted by in Article II, without the grant of such license or the exercise of such rights requiring the consent or approval of any third Person or resulting in (a) breach of any contractual obligation to any third Person or restriction by the granting Person or (b) a payment or other financial obligation by the granting Person or their Subsidiaries to any third Person under an agreement, other than payments or financial obligations owed to (i) Subsidiaries of the granting Person, or (ii) employees or consultants of the granting Person.

“Licensed Domain Names” means, collectively, the JDF-Exclusive Licensed Domain Names and the JDF-Related Licensed Domain Names.

“Licensed IP” means, collectively, the JDF-Exclusive Licensed IP and the JDF-Related Licensed IP.

“Licensed JDF Patents” means the Patents set forth in Exhibit F, which Exhibit may be updated by the Parties from time to time upon mutual written agreement, that are owned or Licensable (subject to Section 2.8) by the applicable JD Finance Companies during the Term.

“Licensed Other Materials” means, collectively, the JDF-Exclusive Licensed Other Materials and the JDF-Related Licensed Other Materials.

“Licensed Patents” means, collectively, the JDF-Exclusive Licensed Patents and the JDF-Related Licensed Patents.

“Licensed Software” means, collectively, the JDF-Exclusive Licensed Software and the JDF-Related Licensed Software.

“Licensed Trademarks” means, collectively, the JDF-Exclusive Licensed Trademarks and the JDF-Related Licensed Trademarks.

“Liens” means any mortgage, deed of trust, pledge, hypothecation, collateral assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement or rights of preemption of any kind of nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

“Liquidity Event” has the meaning ascribed to that term in the Framework Agreement.

“Liquidity Event Payment” has the meaning ascribed to that term in the Framework Agreement.

“Object Code” means the fully compiled, machine-readable version of a software program that can be executed by a computer and used by an end user without further compilation.

“Ownership Interest” has the meaning ascribed to such term in the Framework Agreement.

“Person” means an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization, a group, a Governmental Authority or any other type of entity.

“Personal Information” means any information that identifies, or could reasonably be used by or on behalf of the recipient of such information to identify, any natural person as an individual, including names, addresses, bank or other account numbers, and national identification numbers, but excludes anonymized and aggregated information that, alone or in combination with other data held or controlled by either Party or their Subsidiaries, cannot be used to identify any individual.

“PRC” means the People’s Republic of China (for the purpose of this Agreement, not including Hong Kong Special Administrative Region, Macao Special Administrative Region or Taiwan).

“Proceeding” means any action, suit, claim, hearing, proceeding, arbitration, mediation, audit, inquiry or investigation (whether civil, criminal, administrative or otherwise) by any Person or Governmental Authority.

“Providers Addendum” means one or more agreements, in the forms mutually agreed to by the Parties, between one or more JD Group Companies, on the one hand, and one or more JD Finance Companies, on the other hand, whereby, as contemplated by Section 2.9, such JD Group Companies may grant to such JD Finance Companies, or such JD Finance Companies may grant to such JD Group Companies, a license in accordance with the terms of this Agreement.

“Qualified IPO” has the meaning ascribed to that term in the Framework Agreement.

“Related Party” of any Person means:

(a)                                 any Person who, individually or as part of a group, Beneficially Owns more than five percent (5%) of the Securities of such Person, determined on a fully-diluted basis, using the treasury stock method;

(b)                                 any officer or director, or individual performing an equivalent function, of such Person or any Person named in clause (a);

(c)                                  any Family Member of any such Person or any Person named in clause (a) or (b); or

(d)                                 any other Person in which any Person named in clauses (a), (b) or (c) Beneficially Owns more than twenty percent (20%) of the Securities of such Person, determined on a fully-diluted basis, using the treasury stock method.

“Renminbi” means the lawful money of the PRC.

“Securities” means any equity capital or equity security, and rights, options or warrants or other Contracts to purchase any equity capital or equity security, and any equity capital or equity securities or Contracts of any type whatsoever that are, or may become, convertible into or exchangeable for such equity capital or equity security or that derive value, in whole or in part, from any equity capital or equity security (including Swap Agreements), or represent the right to share in the profits, income or revenues of the applicable Person.

“Source Code” means the human-readable version of a software program, including programmer’s notes and materials and documentation, sufficient to allow a reasonably skilled programmer to understand the design, logic, structure, functionality, operation and features of such software program and to use, operate, maintain, modify, support and diagnose errors pertaining to such software program.

“Software Technology Services” means the services described in Exhibit G, which Exhibit may be updated by the Parties from time to time upon mutual written agreement, or as otherwise mutually agreed to in writing by the Parties.

“Subsidiary” means, with respect to any Person, each other Person in which the first Person (i) Beneficially Owns or controls, directly or indirectly, share capital or other equity interests representing more than fifty percent (50%) of the outstanding voting stock or other equity interests, (ii) holds the rights to more than fifty percent (50%) of the economic interest of such other Person, including interests held through a VIE Structure or other contractual arrangements, or (iii) has a relationship such that the financial statements of the other Person may be consolidated into the financial statements of the first Person under applicable accounting conventions.  For the avoidance of doubt, none of JD Finance or its Subsidiaries shall be deemed to be Subsidiaries of JD Group or any of its Subsidiaries for purposes of this Agreement.

“Swap Agreement” means any agreement with respect to any swap, hedge, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or Securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

“Technology” means any or all of the following:

(i)                                     works of authorship including computer programs, whether in Source Code or Object Code, and whether embodied in software, firmware or otherwise, documentation, designs, files, net lists and records;

(ii)                                  inventions (whether or not patentable), improvements and technology;

(iii)                               proprietary and confidential information, including technical data and customer and supplier lists, trade secrets and know-how;

(iv)                              databases, data compilations and collections and technical and other data; and

(v)                                 all instantiations of the foregoing in any form and embodied in any media.

“Transaction Documents” has the meaning ascribed to that term in the Framework Agreement.

“VIE Structure” means the investment structure in which a PRC-domiciled operating entity and its PRC shareholders enter into a number of Contracts with a non-PRC investor (or a foreign-invested enterprise incorporated in the PRC invested by the non-PRC investor) pursuant to which the non-PRC investor achieves control of the PRC-domiciled operating entity and also consolidates the financials of the PRC-domiciled entity with those of the non-PRC investor.

Section 1.2                                    Cross-Reference of Other Definitions.  Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section
Agreement	Preamble
Claimant	Section 15.5(b)
Confidential Information	Section 9.1
Data Sharing Agreement	Recitals
Disclosing Party	Section 9.1
Effective Date	Preamble
End User License	Section 2.4(c)
Establishment Date	Section 5.1(a)
First Income Period	Section 5.1(a)
Framework Agreement	Recitals
HKIAC	Section 15.5(a)
Income Period	Section 5.1(a)
Income Share	Section 5.2
Income Share Buyout Amount	Section 5.6
Issuance Percentage	Section 5.2
JD Finance	Preamble
JD Finance End Users	Section 2.4(c)
JD Finance Establishment Date	Section 5.1(a)
JD Finance Materials	Section 3.2
JD Finance Royalty	Section 5.1(a)
JD Group	Preamble
JD Group Costs	Section 5.2
JD Group Indemnitees	Section 8.1
JD Group IT Materials	Section 4.2
JD Group Marks	Section 4.4(a)
Losses	Section 8.1

New JD Finance Trademark/Domain Name	Section 4.4(b)
Parties	Preamble
Payment Date	Section 5.3
Permitted Subcontractors	Section 2.4(b)
Pre-Tax Income	Section 5.1(a)
R1	Section 5.1(a)
Receiving Party	Section 9.1
Request	Section 15.5(b)
Respondent	Section 15.5(b)
Similar Mark/Domain Name	Section 4.4(a)
Software Technology Services Fee	Section 5.2
Subcontractor Agreement	Section 2.4(b)
Sublicense Agreement	Section 2.4(a)
Subsequent Income Period	Section 5.1(a)
Subsidiary Sublicensee	Section 2.4(a)
Term	Section 13.1
Third Party Claim	Section 8.2(a)
Transferee	Section 11.1

Section 1.3                                    Construction.  In this Agreement, unless the context otherwise requires:

(a)                       references in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication (but excluding email communications);

(b)                       words expressed in the singular number shall include the plural and vice versa, and words expressed in the masculine shall include the feminine and neutral genders and vice versa;

(c)                        references to Articles, Sections, Exhibits, Schedules and Recitals are references to articles, sections, exhibits, schedules and recitals of this Agreement;

(d)                       references to “day” or “days” are to calendar days;

(e)                        references to this Agreement or any other agreement or document shall be construed as references to this Agreement or such other agreement or document, as the case may be, as the same may have been, or may from time to time be, amended, varied, novated or supplemented from time to time;

(f)                         a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule shall also apply to paragraphs and other subdivisions;

(g)                        the table of contents to this Agreement and all section titles or captions contained in this Agreement or in any Schedule or Exhibit Annexed hereto or referred to herein are for convenience only and shall not be deemed a part of this Agreement and shall not affect the meaning or interpretation of this Agreement;

(h)                       “include,” “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import; the words “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular provision; and

(i)                           references to a Person are also to its permitted successors and assigns and, in the case of an individual, to his or her heirs and estate, as applicable.

Section 1.4                                    Exhibits.  The Exhibits to this Agreement are incorporated into and form an integral part of this Agreement.

ARTICLE II

LICENSE GRANTS

Section 2.1                                    JDF-Exclusive Licensed IP.

(a)                       Subject to the terms and conditions of this Agreement, JD Group hereby grants to JD Finance, and shall cause the applicable JD Group Companies to grant to JD Finance the following worldwide, exclusive, non-transferable and non-assignable, non-sublicensable (except pursuant to Section 2.4) rights and licenses during the Term:

(i)             under the JDF-Exclusive Licensed Trademarks, and subject to Section 2.6, to use the JDF-Exclusive Licensed Trademarks solely in connection with the sale, offer for sale, license and provision of JD Finance Business Products in the course of conducting the JD Finance Business;

(ii)          under the JDF-Exclusive Licensed Domain Names, and subject to Section 2.6, to use the JDF-Exclusive Licensed Domain Names solely in connection with the sale, license, offer for sale or license and provision of JD Finance Business Products in the course of conducting the JD Finance Business;

(iii)       under the JDF-Exclusive Licensed Patents, (i) to make, have made, use, sell, offer for sale, import, export and otherwise commercialize JD Finance Business Products solely in the course of conducting the JD Finance Business and (ii) to make, have made and use any device or process, in each case solely internally (except to the extent exercising “have made” rights) and solely in the course of conducting the JD Finance Business; and

(iv)      under the JDF-Exclusive Licensed Copyrights and JDF-Exclusive Licensed Other IP, to (i) use, reproduce, distribute, perform and display, in each case solely internally, the JDF-Exclusive Licensed Software, solely in Object Code form, and the JDF-Exclusive Licensed Other Materials, (ii) modify and create derivative works of the JDF-Exclusive Licensed Other Materials and JDF-Exclusive Licensed Software (solely to the extent that it is delivered to a JD Finance Company in Source Code form), and (iii) to distribute, perform and display the JDF-Exclusive Licensed Software, solely in Object Code form, and the JDF-Exclusive Licensed Other Materials, in each case solely to the extent permitted pursuant to Section 2.4, and, with respect to clauses (i), (ii) and (iii), solely in connection with the sale, license or other provision of JD Finance Business Products by JD Finance or its Subsidiary Sublicensee in the course of conducting the JD Finance Business.

(b)                       The rights and licenses granted to JD Finance pursuant to Section 2.1(a) are exclusive to the following (but only to the following) extent:

(i)             The rights and licenses granted to JD Finance pursuant to Section 2.1(a)(i) and (ii) are exclusive (even as to the JD Group Companies) throughout the world.

(ii)          The exclusivity of the rights and licenses granted to JD Finance pursuant to Section 2.1(a)(iii) and (iv) is co-extensive with, and in no case broader than, the scope of the activities that the JD Group Companies are expressly prohibited by Section 10.7(b) of the Framework Agreement from performing, but only if and to the extent that, and only for as long as, the JD Group Companies are so prohibited.  The exclusivity of rights and licenses under Section 2.1(a)(iii) and (iv) shall not preclude the JD Group Companies from engaging in any activities not expressly prohibited by Section 10.7(b) of the Framework Agreement.  Nonetheless, other than in connection with engaging such third Persons, the JD Group Companies shall not have the right to grant to any third Person a license within the scope of Section 2.1(a)(i) or (iv) or Section 2.1(b)(i).  For the avoidance of doubt, the foregoing shall not affect any obligations or rights of the JD Group Companies pursuant to Section 10.7(b) of the Framework Agreement.

Section 2.2                                    JDF-Related Licensed IP.  Subject to the terms and conditions of this Agreement, JD Group hereby grants to JD Finance, and shall cause the applicable JD Group Companies to grant to JD Finance the following worldwide, non-exclusive, non-transferable and non-assignable, non-sublicensable (except pursuant to Section 2.4) rights and licenses during the Term:

(a)                       under the JDF-Related Licensed Trademarks, and subject to Section 2.6, to use the JDF-Related Licensed Trademarks solely in connection with the sale, offer for sale, license and provision of JD Finance Business Products in the course of conducting the JD Finance Business;

(b)                       under the JDF-Related Licensed Domain Names, and subject to Section 2.6, to use the JDF-Related Licensed Domain Names solely in connection with the sale, license, offer for sale or license and provision of JD Finance Business Products in the course of conducting the JD Finance Business;

(c)                        under the JDF-Related Licensed Patents, (i) to make, have made, use, sell, offer for sale, import, export and otherwise commercialize JD Finance Business Products solely in the course of conducting the JD Finance Business and (ii) to make, have made and use any device or process, in each case solely internally (except to the extent exercising “have made” rights) and solely in the course of conducting the JD Finance Business; and

(d)                       under the JDF-Related Licensed Copyrights and JDF-Related Licensed Other IP, to (i) use, reproduce, distribute, perform and display, in each case solely internally, the JDF-Related Licensed Software, solely in Object Code form, and the JDF-Related Licensed Other Materials, (ii) modify and create derivative works of the JDF-Related Licensed Other

Materials and JDF-Related Licensed Software (solely to the extent that it is delivered to a JD Finance Company in Source Code form), and (iii) to distribute, perform and display the JDF-Related Licensed Software, solely in Object Code form, and the JDF-Related Licensed Other Materials, in each case solely to the extent permitted pursuant to Section 2.4, and, with respect to clauses (i), (ii) and (iii), solely in connection with the sale, license or other provision of JD Finance Business Products by JD Finance or its Subsidiary Sublicensee in the course of conducting the JD Finance Business.

Section 2.3                                    JD Group Delivery Obligation.  At any time during the Term, upon reasonable request in writing of JD Finance or its Subsidiary Sublicensee to JD Group, in JD Group’s reasonable discretion, a JD Group Company will deliver to JD Finance or its Subsidiary Sublicensee copies of the JDF-Exclusive Licensed Software (in both Source Code and Object Code form) and any JDF-Related Licensed Software (in either Object Code form or Source Code and Object Code form, in JD Group’s sole discretion) and bug fixes, error corrections, updates and upgrades (including improvements) developed and released after the Effective Date and included in the Licensed Software licensed under Section 2.1 and Section 2.1(b), in the form actually developed, released and owned by a JD Group Company.  For clarity, any such bug fixes, error corrections, updates or upgrades (including improvements) provided hereunder will be provided “as-is” and “as available”.

Section 2.4                                    Sublicensing.

(a)                       Subsidiaries.  Subject to this Section 2.4(a), JD Finance may sublicense to its Subsidiaries (each, a “Subsidiary Sublicensee”) the rights granted to it under Section 2.1 or Section 2.1(b).  Any such sublicense of rights to a Subsidiary Sublicensee must be granted pursuant to an enforceable, written agreement with such Subsidiary Sublicensee that (i) requires, to the extent necessary to enable JD Finance to comply with the ownership provisions set forth in this Agreement, each such Subsidiary Sublicensee to assign to JD Finance all right, title and interest in and to any Intellectual Property Rights arising from or related to the exercise of such Subsidiary Sublicensee’s rights thereunder and (ii) contains terms that are at least as protective of the applicable JD Group Companies’ rights in, and confidentiality and Source Code security with respect to, the Licensed IP as those contained in this Agreement (each, a “Sublicense Agreement”).  At JD Group’s request, JD Finance shall provide JD Group with complete and accurate copies of all Sublicense Agreements.

(b)                       Subcontractors.  Subject to this Section 2.4(b), JD Finance may sublicense any of the applicable rights granted to it under Section 2.1 and Section 2.1(b) with respect to the Licensed Trademarks, Licensed Software or Licensed Other Materials to third Person subcontractors engaged by the JD Finance Companies in connection with the conduct of the JD Finance Business (each, a “Permitted Subcontractor”), solely to the extent necessary to permit the Permitted Subcontractor to perform on behalf of the JD Finance Companies, the services for which such Permitted Subcontractor was engaged.  Any such engagement of Permitted Subcontractors shall be pursuant to an arm’s-length agreement that (i) requires, to the extent necessary to enable JD Finance to comply with the ownership provisions set forth in this Agreement, each such Permitted Subcontractor to assign to JD Finance all right, title and interest in and to any Intellectual Property Rights arising from or related to the exercise of such Permitted Subcontractor’s rights thereunder and (ii) contains terms that are at least as protective of the applicable JD Group Companies’ rights in, and confidentiality and Source Code security with respect to, the Licensed IP, as those contained in this Agreement (each, a “Subcontractor Agreement”).  Any Subcontractor Agreement permitting any use of any Licensed Trademark by a Permitted Subcontractor shall obligate the Permitted Subcontractor to comply with the applicable trademark and brand usage guidelines for such Licensed Trademark, and shall provide that all goodwill arising from such Permitted Subcontractor’s use of any such Trademarks inures to the benefit of the JD Group Companies, and JD Finance shall enforce these terms against any Permitted Subcontractor.

(c)                        End Users.  JD Finance and its Subsidiary Sublicensees may distribute certain elements of the Licensed Software and the Licensed Other Materials comprising client-side end user software and related documentation and materials to the JD Finance Companies’ end user customers (“JD Finance End Users”) and sublicense to JD Finance End Users the limited right to use or reproduce such Licensed Software and Licensed Other Materials, solely in Object Code in the case of software and solely as incorporated in or otherwise a part of a JD Finance Business Product.  Any distribution or sublicense to a JD Finance End User of the Licensed Software or the Licensed Other Materials must be pursuant to an enforceable agreement with such JD Finance End User containing terms that are at least as protective of the applicable JD Group Companies’ rights in the Licensed Software or the Licensed Other Materials as those contained in this Agreement (each, an “End User License”).  In addition, in an End User License, JD Finance or a Subsidiary Sublicensee may grant JD Finance End Users who are merchants a non-exclusive, non-transferable, non-assignable and revocable sublicense to use the Licensed Trademarks in connection with such JD Finance End User’s use of JD Finance Business Products, solely in connection with JD Finance’s or the Subsidiary Sublicensee’s conduct of the JD Finance Business.  JD Finance and its Subsidiary Sublicensees shall require in such End User License that all JD Finance End Users comply with all applicable trademark and brand usage guidelines for such Licensed Trademarks and that all goodwill arising from any JD Finance End User’s use of the Licensed Trademarks inures to the benefit of the applicable JD Group Companies, and JD Finance or the applicable Subsidiary Sublicensee shall enforce these terms against any JD Finance End User.

(d)                       JD Finance’s Rights and Obligations.  Each Sublicense Agreement, Subcontractor Agreement and End User License entered into by JD Finance or its Subsidiary Sublicensees, in each case in connection with the exercise of its rights and obligations under this Agreement, shall not contain any provision that is inconsistent with the terms of this Agreement.  For the avoidance of doubt, (i) any rights and responsibilities performed or provided by Subsidiary Sublicensees, Permitted Subcontractors or JD Finance End Users shall be deemed to be performed by JD Finance and (ii) JD Finance shall be responsible and liable for any breach of the terms and conditions of any Sublicense Agreement, Subcontractor Agreement or End User License by such Person to the same extent as if such breach were committed by JD Finance.

Section 2.5                                    Restrictions.  JD Finance acknowledges that the Source Code of the Licensed Software, constitutes and contains valuable Trade Secrets of the applicable JD Group Companies, and, in order to protect such Trade Secrets and other interests that the applicable JD Group Companies may have in the Licensed Software, JD Finance shall not, and shall not permit any third Person to, except as expressly authorized in this Agreement:

(a)                       transfer, sublicense (other than pursuant to Section 2.4), disclose, distribute or otherwise expose the Source Code of the JDF-Exclusive Licensed Software to any third Person other than a Subsidiary Sublicensee or a Permitted Subcontractor in accordance with Section 2.4; or

(b)                       disassemble, decompile or reverse engineer any of the Licensed Software provided to the JD Finance Companies only in Object Code form, nor permit any third Person to do so, except to the extent such restrictions are prohibited by applicable Law.

The applicable JD Group Companies’ licenses of Intellectual Property Rights pursuant to this Article II are granted:

(x)        subject to Section 2.8, only if such Intellectual Property Rights are (i) owned exclusively by the applicable JD Group Companies or (ii) jointly owned with a third Person and may be licensed under applicable Law pursuant to this Article II without the need to obtain the consent or approval of any such joint owner of such Intellectual Property Rights;

(y)        solely to the extent of the applicable JD Group Companies’ right to grant such license; and

(z)        only if and to the extent that the applicable JD Group Companies’ grant of such license does not incur any obligation to pay royalties or other consideration to any third Person (except for payments between the applicable JD Group Companies, or payments from any JD Group Companies to their employees or contractors for the use of the Intellectual Property Rights made or created by or for a JD Group Company or such employees or contractors while employed or retained by such JD Group Company).

Section 2.6                                    Use of Trademarks, Domain Names.

(a)                       Trademark Usage Guidelines.  The use by JD Finance and any of its Subsidiary Sublicensees and Permitted Subcontractors of the Licensed Trademarks shall at all times adhere to the applicable JD Group Companies’ then-current trademark or brand usage guidelines, as such guidelines may be revised during the Term by the applicable JD Group Companies. Upon JD Group’s request, JD Finance or any of its Subsidiary Sublicensees shall provide JD Group with samples of advertising and promotional materials developed by or for JD Finance or the applicable Subsidiary Sublicensees and using the Licensed Trademarks in order for JD Group to assess compliance with this Section 2.6(a).  In the event of any breach with respect to JD Finance’s or any of its Subsidiary Sublicensee’s failure to adhere to the then-current applicable JD Group Company trademark or brand usage guidelines, JD Finance or the applicable Subsidiary Sublicensees, as applicable, shall immediately cease all use of the materials not conforming with such brand usage guidelines and shall cure, or cause to be cured, within ten (10) days, any breach with respect to JD Finance’s or the applicable Subsidiary Sublicensee’s use thereof.  JD Finance shall not use, nor permit the use of, and shall cause its Subsidiary Sublicensees not to use or permit the use of, the Licensed Trademarks in any manner that could otherwise reasonably be expected to impair, tarnish, dilute or otherwise damage the value and goodwill associated with the Licensed Trademarks.

(b)                       Domain Name Usage Guidelines.  The use by JD Finance and any of its Subsidiary Sublicensees and Permitted Subcontractors of the Licensed Domain Names shall at all times adhere to the then-current domain name usage guidelines, as such guidelines may be revised during the Term by the applicable JD Group Companies.  A copy of the domain name usage guidelines in force as of the Effective Date is attached hereto as Exhibit H.

(c)                        Quality Control Standards/Limited Use.  JD Finance agrees, during the Term, to maintain, and to cause its Subsidiary Sublicensees to maintain, a level of quality for the JD Finance Business Products, in connection with which JD Finance and its Subsidiary Sublicensees use, reproduce or display the Licensed Trademarks, that is at least as high as the level of quality of the comparable products and services in connection with which JD Finance and its Subsidiary Sublicensees use, reproduce or display Trademarks owned by the JD Finance Companies.  JD Finance shall not use, nor permit the use of, and shall cause its Subsidiary Sublicensees not to use or permit the use of, the Licensed Trademarks, (i) in any manner that could otherwise reasonably be expected to impair, tarnish, dilute or otherwise damage the value and goodwill associated with the Licensed Trademarks, or any other Trademarks or Domains Names owned, held, or licensed by any JD Group Company, or that are in the process of registration or application for registration by any JD Group Company, anywhere in the world, or (ii) in connection with any unfair, misleading, illegal, vulgar, obscene, immoral or offensive materials, or any products or services that violate applicable Laws or are false or misleading.

(d)                       No Adverse Claim.  JD Finance shall not, and shall cause its Subsidiary Sublicensees not to, and JD Finance shall not and shall cause its Subsidiary Sublicensees not to authorize any third Person to, at any time during the Term, assert any claim or interest in, or take any action which may in any way:

(i)                                                 adversely affect the validity or enforceability of,

(ii)                                              result in the harm or misuse of, bring into disrepute, or adversely affect JD Group Company’s rights or interest in and to, or

(iii)                                           result in obtaining registrations in or otherwise challenge the validity of, or any JD Group Company’s ownership of or rights in:

(1) the Licensed Trademarks or (2) any other Trademark or Domain Name that is derivative of or similar to any Trademarks or Domain Names (including the Licensed Trademarks) owned, held, or licensed by any JD Group Company, both prior to and during the Term.

(e)                        Goodwill.  All goodwill arising from JD Finance’s or its Subsidiary Sublicensees’ or Permitted Subcontractor’s use of the Licensed Trademarks will inure solely to the benefit of the applicable JD Group Company, and JD Finance and any applicable Subsidiary Sublicensee shall transfer and assign and do hereby transfer and assign to the applicable JD Group Company on an ongoing basis all such goodwill arising from the use of the Licensed Trademarks permitted hereunder.

Section 2.7                                    JDF Patents and JDF Improvements.  Subject to the terms and conditions of this Agreement, JD Finance hereby grants to the JD Group Companies, and shall cause the applicable JD Finance Companies to grant to the JD Group Companies a worldwide, non-

exclusive, non-transferable and non-assignable, sublicensable (through multiple tiers) right and license during the Term under the Licensed JDF Patents and JDF Improvements (i) to use, reproduce, modify, make derivative works of, distribute, perform, display, make, have made, sell, offer for sale, import, export and otherwise commercialize products, services and Technology solely in the course of conducting the business of the JD Group Companies and (ii) to make, have made and use any device or process, in each case solely internally (except to the extent exercising “have made” rights) and solely in the course of conducting the business of the JD Group Companies.

Section 2.8                                    Licensable Third-Party IP.  Notwithstanding the restrictions set forth in Section 2.5, upon written notice by JD Group (as licensor) to JD Finance or by JD Finance (as licensor) to JD Group, as applicable, specifying the applicable third-party Intellectual Property Rights to be sublicensed by the JD Group Companies hereunder, the licenses granted in this Article II will include such third-party Intellectual Property Rights to the extent Licensable by any JD Group Company or JD Finance Company, as applicable, in accordance with the terms of this Agreement.

Section 2.9                                    Providers Addenda.  In the event that either Party or its applicable Subsidiary licensor under this Agreement determines that, for regulatory or other reasons, a Providers Addendum (i) should be executed to confirm the grant of one or more of the licenses set forth in this Article II or (ii) is necessary in order for any JD Finance Company to comply with any of its payment obligations pursuant to Article V, then upon request of such Party, such Party or its applicable Subsidiary, on the one hand, and the other Party or its applicable Subsidiary, on the other hand, shall promptly execute such Providers Addendum in a form mutually agreed between the executing parties, and obtain all necessary authorizations or consents with respect to such Providers Addendum from applicable Governmental Authorities in order for each Party to obtain the full benefits of this Agreement.  For clarity, the fact that a Providers Addendum may later be executed pursuant to this Section 2.9 shall not relieve JD Finance of any of its payment obligations hereunder with respect to the JD Finance Royalty or any other payments.  In the event of any conflict between any Providers Addendum and any term or condition of this Agreement, this Agreement will control.

Section 2.10                             No Other Grant.  Except as otherwise expressly provided herein, nothing in this Agreement shall be deemed to grant, directly or by implication, estoppel or otherwise, any right, license or covenant (a) from any JD Group Company to any JD Finance Company or third Person or (b) from any JD Finance Company to any JD Group Company or third Person.

Section 2.11                             Injunctive Relief.  JD Finance acknowledges that any material breach of the provisions of this Article II will result in irreparable harm to the JD Group Companies, and in such event the exact amount of damages will be difficult to ascertain and the remedies at law for such breach may not be adequate.  Accordingly, in the event of any material breach of the provisions of this Article II by any JD Finance Company, JD Group, in addition to any other relief available to it at law, in equity or otherwise, shall be entitled to seek temporary and permanent injunctive relief restraining such JD Finance Company from engaging in the conduct constituting such material breach, without the necessity of proving actual damages or posting a bond or other security.

ARTICLE III

SERVICES

Section 3.1                                    Performance of Software Technology Services.  The applicable JD Group Companies shall perform the Software Technology Services for the JD Finance Companies during the Term.

Section 3.2                                    JD Finance Responsibilities.  In connection with the Software Technology Services, the JD Finance Companies shall perform such duties and tasks as may be reasonably required to allow the applicable JD Group Companies to perform the Software Technology Services.  The JD Finance Companies shall provide the applicable JD Group Companies with access to the JD Finance Companies’ sites, facilities, networks or computer systems as reasonably required by such JD Group Companies to perform the Software Technology Services.  Subject to Section 9.4, the JD Finance Companies shall also make available to the applicable JD Group Companies any data, information and any other materials required by such JD Group Companies to perform Software Technology Services (collectively, “JD Finance Materials”).

Section 3.3                                    No Further Obligations.  The JD Group Companies shall have no obligation during the Term to provide any services other than the Software Technology Services, and no other obligation to provide any such services except as expressly set forth in this Article III, unless otherwise agreed by the Parties in writing.

ARTICLE IV

OWNERSHIP

Section 4.1                                    Licensed IP; Licensed JDF Patents.  Subject to the licenses expressly granted in this Agreement, as between the Parties, (a) the JD Group Companies will retain exclusive right, title and interest in and to the Licensed IP, and all Intellectual Property Rights subsisting or embodied therein and (b) the JD Finance Companies will retain exclusive right, title and interest in and to the Licensed JDF Patents.  The JD Finance Companies shall not delete or in any manner alter any copyright, trademark, patent, confidentiality or other proprietary rights notices appearing on the Licensed Software or Licensed Other Materials as delivered to the JD Finance Companies.  The JD Finance Companies shall reproduce such notices on all copies or modified versions that they make of the Licensed Software or Licensed Other Materials.

Section 4.2                                    JD Group IT Materials.  As between the Parties, JD Group will exclusively own all right, title and interest in and to any Intellectual Property Rights and Technology of any kind developed, in whole or in part, by any employee or independent contractor of the JD Group Companies in connection with performing the Software Technology Services under this Agreement (collectively “JD Group IT Materials”), including all Intellectual Property Rights subsisting or embodied therein.  If and to the extent that the JD Group IT Materials include or constitute improvements, modifications, customizations, enhancements, extensions or derivative works of the Licensed Software or the Licensed Other Materials, such improvements, modifications, customizations, enhancements, extensions or derivative works shall be deemed to be Licensed Software or Licensed Other Materials, respectively, such that JD Finance will have rights and licenses thereto pursuant to Section 2.1 and Section 2.1(b).

Section 4.3                                    Ownership of Developed IP.  The Parties agree that, as between the Parties, each Party shall own all Intellectual Property Rights created or developed by such Party or its Subsidiaries, including all improvements, modifications, customizations, enhancements, extensions and derivative works of the Licensed Software and the Licensed Other Materials developed or created by such Party or its Subsidiaries.

Section 4.4                                    Trademarks and Domain Names.

(a)                       JD Finance shall not, and shall cause all its Subsidiaries not to, adopt, use or conduct any business using (except for any use of the Licensed Trademarks as expressly authorized by Section 2.1 and Section 2.1(b) and for any use of New JD Finance Trademark/Domain Names as provided by Section 4.4(b) below), create, file, register, seek to register, or cause to be registered (other than any Trademark or Domain Name required by applicable Law to be held or registered in the name of any JD Finance Company), any Trademarks or Domain Names that are derivative of or confusingly similar to any Trademarks (including the Licensed Trademarks) or Domain Names (including the Licensed Domain Names) owned, held, or licensed by any JD Group Company, or otherwise used in connection with any conduct of any business by any JD Group Company, both prior to and after the Effective Date (the “JD Group Marks”).  Notwithstanding the foregoing, if any JD Group Mark, Licensed Trademark, Licensed Domain Name or any Trademark or Domain Name that is derivative of or confusingly similar to any JD Group Mark, Licensed Trademark, or Licensed Domain Name (each, a “Similar Mark/Domain Name”), other than any Trademark or Domain Name required by applicable Law to be held or registered in the name of a JD Finance Company, or any application therefor, is filed or registered by such JD Finance Company during the Term then, such Similar Mark/Domain Name shall be assigned by the applicable JD Finance Company to JD Group pursuant to this Section 4.4(a) and shall be exclusively owned by JD Group.  To the extent required in the preceding sentence, JD Finance hereby assigns, and shall cause each of its Subsidiaries to assign, to JD Group, all of the JD Finance Companies’ rights, title and interest in and to any and all Similar Marks/Domain Names, whether now existing or in the future created.

(b)                       If during the Term (i) any JD Finance Company desires to have filed or registered any new Trademark or Domain Name that is derivative of any Licensed Trademark (each such Trademark or Domain Name, a “New JD Finance Trademark/Domain Name”), in each case to the extent any such Trademark or Domain Name is not required by applicable Law to be held or registered in the name of a JD Finance Company, then, subject to JD Group’s agreement, each such New JD Finance Trademark/Domain Name will be filed and registered in the name of (at JD Finance’s expense) and solely owned by JD Group during the Term, and for the purposes of this Agreement will be deemed to be a Licensed Trademark or Licensed Domain Name, as applicable, upon being added to the applicable Exhibit hereto.  For purposes of the foregoing, JD Group’s agreement shall not be unreasonably withheld or delayed to the extent such desired New JD Finance Trademark/Domain Name is not inconsistent with the provisions of this Agreement and does not contain any component that is derivative of or confusingly similar to any Trademarks or Domain Names owned, held, or licensed by any JD Group

Company, or otherwise used in connection with any conduct of any business by any JD Group Company, prior to and after the Effective Date.

(c)                        Each JD Finance Company shall assist JD Group in every reasonable way, at the JD Finance Companies’ expense (except with respect to maintaining Similar Mark/Domain Names), to obtain, secure, perfect, maintain, defend and enforce all Intellectual Property Rights with respect to the Similar Mark/Domain Names.  Every twelve (12) months during the Term, or upon either Party’s reasonable request, the Parties shall amend this Agreement by updating Exhibits A-1, A-2, C-1, C-2, E-1, E-2 or F as applicable, to add such newly issued, filed or registered Licensed Domain Names, Licensed Patents, Licensed Trademarks or Licensed JDF Patents, including any New JD Finance Trademark/Domain Names.

Section 4.5                                    JD Finance Materials.  As between the Parties, JD Finance will retain its right, title and interest in and to any JD Finance Materials owned by JD Finance, including all Intellectual Property Rights of JD Finance subsisting or embodied therein; provided, however, that JD Finance agrees to grant and does hereby grant to the applicable JD Group Companies a limited, worldwide, royalty-free, non-exclusive, non-transferable and non-assignable (except to a successor in connection with a merger, internal reorganization or consolidation of the applicable JD Group Company, or to a transferee in connection with the transfer of all or any substantial portion of the assets of the applicable JD Group Company), sublicensable (solely to subcontractors in connection with this Agreement) right and license to use, reproduce, distribute, modify, prepare derivative works of, perform, display and otherwise exploit such JD Finance Materials during the Term if and for so long as, and only to the extent, such right and license is used or otherwise exploited to carry out any obligations pursuant to this Agreement.

ARTICLE V

FEES AND PAYMENT

Section 5.1                                    Royalties for Licensed IP.

(a)                       JD Finance Royalty.  In consideration for the licenses granted in Article II with respect to the Licensed IP, the designated JD Finance Company shall pay (subject to  Section 5.3) to the applicable JD Group Company (as directed by JD Group), ongoing royalties calculated pursuant to the following formula (the “JD Finance Royalty”) in accordance with this Section 5.1(a):

JD Finance Royalty = (consolidated Pre-Tax Income of the JD Finance Companies for the applicable Income Period before taking into account the JD Finance Royalty and the Software Technology Services Fee (exclusive of JD Group Costs)) multiplied by R1, where

“R1” means a percentage to be agreed between JD Finance and JD Group.

“Pre-Tax Income” means, with respect to any Person, the Pre-Tax Income from continuing operations exclusive of amounts attributable to non-controlling interests, interest expense/accretion related to preferred shares redemption value, extraordinary items and cumulative effect of a change in accounting principle.  For the avoidance of doubt, the Pre-Tax

Income with respect to any JD Finance Company shall exclude Pre-Tax Income of such JD Finance Company before the applicable Establishment Date.

Notwithstanding the foregoing, (i) if and only if the total cumulative consolidated Pre-Tax Income of the JD Finance Companies during the period starting from the JD Finance Establishment Date to and including the end of the fiscal year of JD Finance immediately preceding the current Payment Date (such period, the “First Income Period”) is positive, shall the designated JD Finance Company make the first payment of JD Finance Royalty in accordance with the formula set forth above with respect to the First Income Period on the Payment Date, and (ii) if and only if the total cumulative consolidated Pre-Tax Income of the JD Finance Companies during the period starting from the end of the fiscal year of JD Finance immediately preceding the last Payment Date on which the JD Finance Royalty is paid to and including the end of the fiscal year of JD Finance immediately preceding the current Payment Date (such period, a “Subsequent Income Period”; either the “First Income Period” or a “Subsequent Income Period,” an “Income Period”) is positive, shall the designated JD Finance Company make payment of JD Finance Royalty in accordance with the formula set forth above with respect to the Subsequent Income Period on the Payment Date.

“JD Finance Establishment Date” means the earliest date among the Establishment Dates; “Establishment Date” means, with respect to any JD Finance Company, the later of (i) the date on which such JD Finance Company was registered under PRC Law and (ii) the date on which such JD Finance Company was acquired, directly or indirectly, by JD Group, if applicable.

Section 5.2                                    Fees and Expenses for Software Technology Services.  In consideration for the applicable JD Group Companies’ performance of the Software Technology Services and for the licenses of Licensed IP granted in connection therewith in Article III, during the Term, the designated JD Finance Company shall pay (subject to Section 5.3) to the applicable JD Group Company (as directed by JD Group) an aggregate fee calculated in accordance with the following formula (the “Software Technology Services Fee”) in accordance with this Section 5.2:

Software Technology Services Fee = JD Group Costs plus Income Share minus the JD Finance Royalty, where

“JD Group Costs” means the consolidated pre-tax costs and expenses of the applicable JD Group Companies incurred in the course of providing the Software Technology Services.

“Income Share” means an amount equal to the product of (a) 100% minus the Issuance Percentage, multiplied by (b) Maximum Issuance Interest as defined under the Framework Agreement multiplied by the consolidated Pre-Tax Income of the JD Finance Companies for the applicable Income Period before taking into account the JD Finance Royalty, the Software Technology Services Fee (exclusive of JD Group Costs) and any initial gain or loss recognized upon entering into the Transaction Documents or consummating the transfers and issuances provided for in the Framework Agreement, and any subsequent amortization of deferred charges or income resulting from such gain or loss.  Notwithstanding the foregoing, in no event shall the Income Share be less than zero.

“Issuance Percentage” shall have the meaning ascribed to such term in the Framework Agreement.

Notwithstanding the foregoing, (i) if and only if the total cumulative consolidated Pre-Tax Income of the JD Finance Companies during the First Income Period is positive, shall the designated JD Finance Company make the first payment of Software Technology Services Fee in accordance with the formula set forth above with respect to the First Income Period on the Payment Date and (ii) if and only if the total cumulative consolidated Pre-Tax Income of the JD Finance Companies during a Subsequent Income Period is positive, shall the designated JD Finance Company make payment of Software Technology Services Fee in accordance with the formula set forth above with respect to the Subsequent Income Period on the Payment Date.

Section 5.3                                    Royalty Reporting and Payment Terms.

(a)                       Within sixty (60) days of the end of each fiscal year of JD Finance, a JD Group Company shall provide to JD Finance (i) a report detailing with reasonable specificity the basis for the JD Group Costs and (ii) such additional information as JD Finance may reasonably request describing and further evidencing the calculation of the JD Group Costs.  Within ninety (90) days after the end of each fiscal year of JD Finance, or upon such other payment schedule as JD Group may otherwise agree (the “Payment Date”), JD Finance or its designated Subsidiary shall pay to the applicable JD Group Company  (as directed by JD Group) the JD Finance Royalty and the Software Technology Services Fee, each as owed during such fiscal year or other agreed-upon period.  Concurrently with such payment, the designated JD Finance Company shall provide to the applicable JD Group Company (i) a report detailing with reasonable specificity the basis for the JD Finance Royalty payments, (ii) a report detailing with reasonable specificity the basis for the Software Technology Services Fee, (iii) true and complete income statements of the revenues and expenses of the JD Finance Companies reflecting the consolidated Pre-Tax Income of the JD Finance Companies during the applicable fiscal year, and (iv) such additional information as the applicable JD Group Companies may reasonably request describing and further evidencing the calculation of the JD Finance Royalty or Software Technology Service Fee payments.

(b)                       The designated JD Finance Company shall pay all amounts due under this Agreement in Renminbi or equivalent U.S. Dollars as mutually agreed by the Parties at the time of such payment and in the manner to be further agreed by the Parties.

Section 5.4                                    Taxes.  Each Party shall bear the taxes applicable to it in connection with this Agreement, including turnover tax, business tax, value-added tax, income tax, profits tax or other taxes.  Notwithstanding anything to the contrary, when making payment of the JD Finance Royalty and Software Technology Services Fee, the designated JD Finance Company shall pay to the applicable JD Group Company (as directed by JD Group), in addition to the JD Finance Royalty and Software Technology Services Fee calculated based on the formula provided for in Section 5.1 and Section 5.2, respectively, an extra amount that is equal to the sum of value-added tax and surcharges (i.e., urban construction and maintenance tax, education surcharge and local education surcharge) applicable to the payment so that the net amount received by the applicable JD Group Company (as directed by JD Group) is equal to the JD Finance Royalty or the Software Technology Service Fee calculated based on the formula provided for in Section 5.1 and Section 5.2, respectively.

Section 5.5                                    Disputed Royalty or Charges.  In the event JD Group and JD Finance, or their applicable Subsidiaries, after reasonable consultation between representatives of each Party, cannot agree on the proper amounts to be paid or credited between JD Finance, on the one hand, and the applicable JD Group Company, on the other hand, the dispute will be finally settled in accordance with the dispute resolution procedures set forth in Section 15.5.

Section 5.6                                    Income Share Buyout Amount.  Upon an Income Share Buyout Event, the fees and payments described in this Article V shall be reduced in accordance with their terms, in consideration of a lump-sum cash payment from JD Finance to the applicable JD Group Companies (the “Income Share Buyout Amount”) agreed in good faith between the Parties as the fair value of the projected decrease in the payments to be made pursuant to this Article V, to be paid at or prior to the Issuance related to the relevant Income Share Buyout Event.

ARTICLE VI

INTELLECTUAL PROPERTY PROSECUTION AND ENFORCEMENT

Section 6.1                                    IP Prosecution, Registration and Enforcement.  JD Group shall have the sole control and discretion over the filing for, prosecution, maintenance and enforcement of any Licensed IP.  JD Finance shall promptly inform JD Group of any infringement, misappropriation or other violation of the Licensed IP of which any JD Finance Company may become aware, and JD Finance shall, and shall cause its Subsidiaries to, cooperate with the JD Group Companies as they may request in connection with any action taken by the JD Group Companies to prosecute, protect or enforce the Licensed IP and, if requested by the JD Group Companies, joining as a party to any litigation or other action brought by the JD Group Companies, provided that the JD Group Companies shall reimburse the JD Finance Companies for their reasonable, out-of-pocket expenses actually incurred in connection therewith.

ARTICLE VII

WARRANTIES

Section 7.1                                    Limited Software Technology Services Warranty.  JD Group warrants that the Software Technology Services shall be performed in a manner consistent with similar services historically provided by the applicable JD Group Companies to other JD Group Companies.  This warranty will be in effect for a period of thirty (30) days from the completion of any Software Technology Services.  As the JD Finance Companies’ sole and exclusive remedy and the JD Group Companies’ entire liability for any breach of the foregoing warranty, JD Group shall, at its sole option and expense, promptly re-perform, or caused to be re-performed, any Software Technology Services that fail to meet this limited warranty.

Section 7.2                                    Warranty Disclaimer.  THE EXPRESS WARRANTIES IN SECTION 7.1 ARE IN LIEU OF, AND THE APPLICABLE JD GROUP COMPANIES HEREBY DISCLAIM, ALL OTHER WARRANTIES, REPRESENTATIONS OR CONDITIONS OF ANY KIND, WHETHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE AND NON-INFRINGEMENT.  WITHOUT LIMITATION TO THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY PROVIDED IN SECTION 7.1, THE LICENSED IP IS LICENSED BY THE JD GROUP COMPANIES TO JD FINANCE AND THE SOFTWARE TECHNOLOGY SERVICES AND ANY RELATED WORK PRODUCT ARE PROVIDED “AS IS,” WITHOUT WARRANTY OF ANY KIND, AND SHALL NOT BE SUBJECT TO ANY STANDARDS, SERVICE LEVELS, REVIEWS, MODIFICATIONS OR ACCEPTANCE CRITERIA OF ANY KIND UNLESS OTHERWISE EXPRESSLY AGREED BY THE PARTIES IN WRITING.

ARTICLE VIII

INDEMNIFICATION

Section 8.1                                    JD Finance Indemnification of JD Group.  JD Finance agrees, on behalf of itself and its Subsidiaries, to defend, indemnify, and hold harmless JD Group, its Subsidiaries and each of its and their respective directors, officers, employees, representatives and agents (the “JD Group Indemnitees”) from and against any and all claims, actions, causes of action, judgment, awards, liabilities, losses, costs or damages (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) arising out of or relating to any claim by any third Person arising out of or relating to the use of, or the exercise of rights in and to, the Licensed IP by JD Finance, its Subsidiary Sublicensees, or its Permitted Subcontractors.

Section 8.2                                    Indemnification Procedures.

(a)                       Promptly after receipt by JD Group of notice of the commencement or threatened commencement of any action, suit, proceeding, claim, arbitration, investigation or litigation, whether civil or criminal, at law or in equity, made or brought by a third Person (each a “Third Party Claim”), in respect of which JD Group will seek indemnification pursuant to Section 8.1, JD Group shall notify JD Finance of such Third Party Claim in writing.  No failure to so notify JD Finance shall relieve it of its obligations under this Agreement, except to the extent that it can demonstrate that it was materially prejudiced by such failure.

(b)                       JD Finance shall have thirty (30) days after receipt of notice to elect, at its option, to assume and control the defense of, at its own expense and by its own counsel, any such Third Party Claim, and shall be entitled to assert any and all defenses available to the JD Group Companies to the fullest extent permitted under applicable Law; provided, however, that JD Finance shall have no right to assume and control, and JD Group shall at all times remain in sole control of (including selecting counsel), the defense of any Third Party Claim related to taxes.  If JD Finance shall undertake to compromise or defend any such Third Party Claim, it shall promptly, but in any event within ten (10) days of the receipt of notice from JD Group of such Third Party Claim, notify JD Group of its intention to do so, and JD Group shall cooperate with JD Finance and its counsel as reasonably requested in the compromise of, or defense against, any such Third Party Claim; provided, however, that (A) JD Finance shall not settle, compromise or discharge, with respect to, any such Third Party Claim without JD Group’s prior written consent (which consent shall not be unreasonably withheld, delayed, or conditioned) and (B) JD Finance shall not admit any liability with respect to any such Third Party Claim without JD Group’s prior written consent (which consent shall not be unreasonably withheld, delayed, or conditioned).

(i)                                                 Notwithstanding an election by JD Finance to assume the defense of any Third Party Claim, JD Group or the applicable member of the JD Group Indemnitees shall have the right to employ separate counsel and to participate in the defense of such Third Party Claim, and JD Finance shall bear the reasonable fees, costs and expenses of such separate counsel if (A) JD Group shall have determined in good faith that an actual or potential conflict of interest makes representation by the same counsel or the counsel selected by JD Finance inappropriate or (B) JD Finance shall have authorized JD Group to employ separate counsel at JD Finance’s expense.

(ii)                                              JD Group, JD Finance, and their respective counsel shall cooperate in the defense of any Third Party Claim subject to Section 8.1, keep such Persons informed of all developments relating to any such Third Party Claims, and provide copies of all relevant correspondence and documentation relating thereto, except as necessary to preserve attorney-client, work product and other applicable privileges.  All reasonable costs and expenses incurred in connection with the JD Group Companies’ cooperation shall be borne by JD Finance.  In any event, JD Group or the applicable member of the JD Group Indemnitees shall have the right at its own expense to participate in the defense of such asserted liability.

(c)                        If JD Finance does not elect to defend a Third Party Claim pursuant to Section 8.2(b), or does not defend such Third Party Claim in good faith, the JD Group Companies shall have the right, in addition to any other right or remedy they may have hereunder, at JD Finance’s expense, to defend such Third Party Claim; provided, however, that the JD Group Companies shall not settle, compromise or discharge, or admit any liability with respect to, any such Third Party Claim without JD Finance’s prior written consent, which consent shall not be unreasonably withheld, delayed, or conditioned.

ARTICLE IX

CONFIDENTIALITY

Section 9.1                                    Confidential Information.  Each Party (the “Receiving Party”) shall use the same standard of care to prevent the public disclosure and dissemination of the Confidential Information of the other Party or its Subsidiaries (the “Disclosing Party”) as the Receiving Party uses to protect its own comparable Confidential Information.  “Confidential Information” of a Party means confidential, non-public marketing plans, product plans, business strategies, financial information, forecasts, Personal Information, Highly Sensitive Information, customer lists and customer data, technical documents and information and any similar confidential, non-public materials and information, regarding such Party and its Subsidiaries, or their representatives or customers, disclosed by the Disclosing Party to the Receiving Party under or in connection with this Agreement, whether orally, electronically, in writing, or otherwise, including copies thereof, in each case to the extent expressly marked in writing as

“Confidential,” or, if disclosed orally, identified as confidential at the time of disclosure and set forth or summarized in a written document expressly marked as “Confidential” delivered to the Receiving Party no later than thirty (30) days after the date of the initial oral disclosure thereof, or, if not so marked or identified as “Confidential,” shall nevertheless be regarded as Confidential Information if a reasonable person under the circumstances would know the information is considered confidential by the Disclosing Party.  Confidential Information of JD Group includes the Source Code and Object Code of the Licensed Software.  Notwithstanding the foregoing, (a) Confidential Information may be disclosed on an as needed basis to personnel or subcontractors (in the case of JD Finance, solely to Permitted Subcontractors) of the Receiving Party and its Subsidiaries solely as and to the extent required for the purpose of fulfilling the Receiving Party’s obligations or exercising the Receiving Party’s rights under any Transaction Document (including, in the case of the JD Group Companies, their rights to contract with other Persons for the procurement by the JD Group Companies of the Software Technology Services, (b) Confidential Information may be disclosed and used as expressly permitted pursuant to the Data Sharing Agreement, and (c) nothing in this Section 9.1 shall be deemed to prevent the JD Finance Companies from engaging in the JD Finance Business or the JD Group Companies from engaging in the business of the JD Group Companies or otherwise preventing the JD Finance Companies from exercising their rights in and to the Licensed IP.  Nonetheless, each Receiving Party (x) shall, except as expressly permitted by the Data Sharing Agreement, limit the disclosure of the Disclosing Party’s Confidential Information to third Persons to what is necessary for a reasonable purpose in the conduct of the business of the Receiving Party (including its Subsidiaries), and (y) shall not disclose any Highly Sensitive Information to any third Persons, except as expressly permitted in the Data Sharing Agreement.  Each Receiving Party shall take all reasonable steps to ensure that any such Confidential Information disclosed to any personnel or subcontractors in accordance with this Section 9.1 is treated as confidential by the personnel, Subsidiary Sublicensees, Permitted Subcontractors, and JD Finance End Users to whom it is disclosed, and shall require the foregoing to enter into an agreement which imposes confidentiality obligations no less protective of the Confidential Information than those imposed under this Agreement.

Section 9.2                                    Permitted Disclosures.  The provisions of this Article IX shall not apply to any Confidential Information which: (a) is or becomes commonly known within the public domain other than by breach of this Agreement or any other agreement that the Disclosing Party has with any Person; (b) is obtained from a third Person who is lawfully authorized to disclose such information free from any obligation of confidentiality; (c) is independently developed without reference to or use of any Confidential Information of the Disclosing Party; or (d) is rightfully known to the Receiving Party without any obligation of confidentiality prior to its receipt from the Disclosing Party.

Section 9.3                                    Disclosure in Compliance with Law.  Nothing in this Article IX shall prevent the Receiving Party from disclosing Confidential Information where it is required to be disclosed by judicial, administrative, governmental, or regulatory process in connection with any Proceeding, or otherwise by applicable Law; provided, however, that the Receiving Party shall, if legally permitted, give the Disclosing Party reasonable advance notice as soon as possible of such required disclosure so as to enable the Disclosing Party to seek relief from such disclosure requirement or measures to protect the confidentiality of the disclosure.

Section 9.4                                    Restricted Data.  Notwithstanding anything to the contrary set forth herein, nothing in this Agreement shall require either Party or its Subsidiaries to disclose to the other Party or its Subsidiaries any information, communications or documents that are protected by attorney-client privilege, work product privilege or are protected under similar legal principles in foreign jurisdictions, Personal Information, or any other information or data where such disclosure would be prohibited by applicable Law, including PRC Laws relating to payment data security or state economic security.

Section 9.5                                    Confidentiality of the Licensed IP.  In addition to the obligations set forth in Section 9.1 and Section 2.4(c), JD Finance and its Subsidiary Sublicensees shall comply with the obligations set forth in this Section 9.5 with respect to the Licensed Software.  JD Finance and the Subsidiary Sublicensees shall take reasonable steps, during and after the Term with respect to Licensed Software, to ensure that no unauthorized copy, in whole or in part, of the Licensed Software will be made available to any third Person.  JD Finance and the Subsidiary Sublicensees shall use the Licensed Software disclosed to each of them hereunder under carefully controlled conditions, shall distribute such Licensed Software only to each of its respective employees with a need to have access thereto, and solely to the extent necessary to exercise their license or sublicense rights set forth in this Agreement, and JD Finance and each Subsidiary Sublicensee shall observe, at a minimum, the same level of security, copy restrictions and non-disclosure as it exercises with respect to confidential Licensed Software and related documentation for each of their own products, which in no event shall be less than a reasonable degree of care.  JD Finance shall be fully responsible for the conduct of its employees, agents, representatives, Subsidiary Sublicensees and Permitted Subcontractors who may in any way breach this Agreement, and JD Finance shall immediately notify JD Group of any known breach of this Agreement including any act or omission by any Subsidiaries of JD Finance that, if committed by JD Finance, would constitute a breach of this Agreement.

Section 9.6                                    Disclosure.  The terms of this Agreement are confidential information and shall not be disclosed by a Party to any Person that is not a Party or a Subsidiary of a Party without prior written consent from the other Party, except that nothing herein shall prevent a Party from (a) disclosing or acknowledging the existence of this Agreement, the identity of the Parties, and the existence of Licensed Software or Licensed Other Materials (but not the particular Licensed Software or Licensed Other Materials), (b) disclosing the terms of this Agreement (including the financial terms) in confidence to such Party’s legal counsel and professional advisors, tax preparers, accountants, auditors, insurers, and directors, (c) disclosing the terms of this Agreement (including the financial terms) as required by any Law or court order, but only to the extent required to comply with such Law or order and only after providing reasonable advance notice to the other Party to allow such Party to contest such disclosure, or (d) disclosing in confidence to a third Person affected by this Agreement (e.g., a customer or potential successor party) the terms and conditions relevant to such third Person, including the identity of particular Licensed Software or Licensed Other Materials.

ARTICLE X

LIMITATION OF LIABILITY

Section 10.1                             Limitation of Liability.  IN NO EVENT WILL ANY JD GROUP COMPANY BE LIABLE TO ANY JD FINANCE COMPANY OR TO ANY THIRD PERSON FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF USE, DATA, BUSINESS OR PROFITS) ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, THE LICENSED IP, THE SOFTWARE TECHNOLOGY SERVICES OR ANY RESULTS OR WORK PRODUCT ARISING FROM THE SOFTWARE TECHNOLOGY SERVICES, HOWEVER CAUSED AND REGARDLESS OF THE THEORY OF LIABILITY, EVEN IF ANY JD GROUP COMPANY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.  THE JD GROUP COMPANIES’ TOTAL LIABILITY TO JD FINANCE FROM ALL CAUSES OF ACTION AND ALL THEORIES OF LIABILITY UNDER THIS AGREEMENT, WILL BE LIMITED TO AND WILL NOT EXCEED THE TOTAL AMOUNTS ACTUALLY PAID TO THE JD GROUP COMPANIES BY THE JD FINANCE COMPANIES UNDER THIS AGREEMENT DURING THE TWELVE (12)-MONTH PERIOD IMMEDIATELY PRECEDING THE DATE OF THE EVENT GIVING RISE TO THE MOST RECENT CLAIM OF LIABILITY.

ARTICLE XI

NO EFFECT ON TRANSFEREE’S SEPARATE INTELLECTUAL PROPERTY RIGHTS

Section 11.1                             No Effect on Transferee’s Separate Intellectual Property Rights.  Notwithstanding anything to the contrary set forth herein, in the event JD Group merges with or acquires a third Person, or assigns or transfer this Agreement to a third Person (any such third Person, “Transferee”), whether by merger, assignment, transfer of assets (including this Agreement) or otherwise, the licenses granted pursuant to Section 2.1 and Section 2.1(b) will extend only to the Licensed IP owned by the JD Group Companies immediately prior to such merger, acquisition, assignment or transfer and will not affect or otherwise encumber in any manner the Transferee’s Intellectual Property Rights, except only any Licensed IP owned by the JD Group Companies immediately prior to such merger, acquisition, assignment or transfer and acquired by the Transferee from the JD Group Companies and any subsequently filed Patents that claim priority or an effective filing date based upon Licensed Patents that were owned by the JD Group Companies immediately prior to such assignment or transfer.  For the avoidance of doubt, such Transferee’s Intellectual Property Rights shall remain excluded from the definition of Licensed IP at all times during and after the Term unless otherwise expressly agreed by the Parties in writing.

ARTICLE XII

COMPLIANCE WITH LAWS

Section 12.1                             Compliance with Laws.  At all times during the Term, JD Finance shall comply, and shall cause its Subsidiaries to comply, with all Laws applicable to the JD Finance

Companies concerning the JD Finance Business and any JD Finance Business Product.  Without limiting the foregoing, JD Finance acknowledges that the Licensed IP, Licensed Software, Licensed Other Materials, and all related technical data and materials may be subject to regulatory restrictions under applicable export, import or use control Laws in any territory where the Licensed IP, Licensed Software, or Licensed Other Materials are used.  Notwithstanding anything in this Agreement to the contrary, none of the JD Group Companies shall be required to supply to any JD Finance Company or any third Person, and JD Finance shall not, and shall cause its Subsidiaries not to, export or re-export, any Licensed IP, Licensed Software, Licensed Other Materials, or technical data supplied by any JD Group Companies, directly or through third Persons, to any source for use in any country or countries in contravention of any Laws.

ARTICLE XIII

TERM AND TERMINATION

Section 13.1                             Term.  This Agreement will enter into effect upon the Effective Date and continue in full force and effect until the earliest of (i) following any Income Share Buyout Event resulting in an Issuance Percentage of 100%, a Qualified IPO, (ii) following a Qualified IPO, an Income Share Buyout Event resulting in an Issuance Percentage of 100%, and (iii) the Liquidity Event Payment becoming payable pursuant to Section 2.3 of the Framework Agreement, unless earlier terminated in accordance with this Article XIII (the “Term”).  Upon the expiry of the Term, JD Group and JD Finance will negotiate in good faith to enter into another agreement, pursuant to which JD Group will license to JD Finance such Intellectual Property Rights as mutually agreed to by the Parties at the time in consideration for royalty or other fees based on the fair market value of the licensed Intellectual Property Rights, with other terms of the agreement subject to mutual agreement by the Parties at the time.

Section 13.2                             Termination by JD Group for JD Finance Bankruptcy.  JD Group shall have the right to terminate this Agreement on the occurrence of any of the following events if:

(a)                       JD Finance files a petition for bankruptcy or is adjudicated bankrupt;

(b)                       JD Finance becomes insolvent and makes an assignment for the benefit of its creditors or an arrangement for its creditors pursuant to any bankruptcy Law;

(c)                        JD Finance discontinues the JD Finance Business; or

(d)                       an administrator is appointed for JD Finance or its business.

Section 13.3                             No Termination by JD Finance.  JD Finance shall have no right to terminate this Agreement based on any breach hereof or for any other reason, and JD Finance’s sole and exclusive remedy with respect to any breach hereof by JD Group shall be to seek monetary damages for the breach and, in the case of JD Group’s breach of its obligations under Article IX, injunctive or other equitable remedies to cure, limit and restrain any such breach or threatened breach.

Section 13.4                             Material Breach by JD Finance; Non-Payment.  JD Group shall have the right, but not the obligation, to terminate this Agreement upon thirty (30) days’ prior written notice of a material breach of this Agreement, including failure to pay the JD Finance Royalty or the Software Technology Services Fee due under this Agreement, and failure to cure such material breach by JD Finance.  Notwithstanding the foregoing, if JD Finance fails to make payment of any amounts due and payable to any JD Group Companies under this Agreement by the date such payment is due, the Parties agree that JD Group is entitled to charge interest on such unpaid amounts at two percent (2%) plus the People’s Bank of China’s benchmark two (2)-year lending rate applicable on the date on which payment was due per annum, commencing from the date on which payment was due.

Section 13.5                             Effects of Expiration or Termination.

(a)                       Licenses.  All licenses and sublicenses granted under this Agreement will terminate upon the expiration or termination of this Agreement.

(b)                       Return of Confidential Material.  Within thirty (30) days after the expiration or termination of this Agreement, each Party shall either deliver to the other, or destroy, all copies of any tangible Confidential Information (including digital copies thereof) of the other Party provided hereunder in its possession or under its control, and, at the other Party’s written request, shall furnish to the other Party an affidavit signed by an officer of its company certifying that such delivery or destruction has been fully effected.

(c)                        Payment of Unpaid Royalty and Fee.  Within sixty (60) days of the expiration or termination of this Agreement, JD Finance shall pay, or cause to be paid, to the designated JD Group Company, all sums, if any, due and owing pursuant to the terms of this Agreement as of the date of expiration or termination of this Agreement.

Section 13.6                             Survival.  The respective rights and obligations of the Parties under Section 2.5 (clauses (a) and (b)), Section 4.1, Section 4.2, Section 5.4, Section 5.5, Section 7.2, Section 13.5, this Section 13.6, and Articles I, VIII, IX, X, XIV and XV of this Agreement will survive expiration or termination of this Agreement.  No expiration or termination of this Agreement shall relieve either Party from any liability for any breach of or liability accruing prior to the effective date of expiration or termination.

ARTICLE XIV

OBLIGATION OF THE PARTIES REGARDING SUBSIDIARIES

Section 14.1                             Obligations of the Parties Regarding Subsidiaries.  Each Party shall require its respective Subsidiaries to fulfill each such Subsidiary’s duties and comply with its obligations, all as set forth in this Agreement.  Without limiting the generality of the foregoing, JD Finance shall cause its Subsidiaries to carry out all obligations, duties and responsibilities of JD Finance set forth in this Agreement, including all obligations to take any actions or refrain from taking any actions, and any act or failure to act by any Subsidiary of JD Finance shall be deemed an act or failure to act of JD Finance.  JD Finance shall be liable for the performance of all obligations, duties and responsibilities of its Subsidiaries in this Agreement and for all actions or failures to act of its Subsidiaries, and any failure of JD Finance’s Subsidiaries to perform any obligation, duty or responsibility set forth in this Agreement, or to take or fail to take any action in accordance with this Agreement, shall be deemed a breach of this Agreement by JD Finance.

ARTICLE XV

GENERAL

Section 15.1                             Relationship of the Parties as Independent Contractors.  The Parties are and at all times will be and remain independent contractors as to each other, and at no time will either Party be deemed to be the agent or employee of the other.  No joint venture, partnership, agency, or other relationship will be created or implied as a result of this Agreement.  The applicable JD Group Companies perform the Software Technology Services as independent contractors of the JD Finance Companies and nothing in this Agreement will be construed as establishing an employment, agency, partnership or joint venture relationship between any of the JD Finance Companies, on the one hand, and any of the JD Group Companies or any of their personnel, on the other.  None of the JD Group Companies have any authority to bind any JD Finance Company by contract or otherwise, and none of the JD Finance Companies have any authority to bind any JD Group Company by contract or otherwise.  JD Group acknowledges and agrees that its and its Subsidiaries’ personnel are not eligible for or entitled to receive any compensation, benefits or other incidents of employment that any of the JD Finance Companies make available to any employees of the JD Finance Companies.  Except as explicitly set forth herein, the JD Group Companies are solely responsible for all taxes, expenses, withholdings and other similar statutory obligations arising out of the relationship between the JD Group Companies and their personnel and the performance of Software Technology Services by such personnel.

Section 15.2                             Notices.  All notices and other communications hereunder shall be in writing, shall be made by personal delivery, internationally recognized courier service, facsimile or electronic mail and shall be deemed received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt if delivered by an internationally recognized courier service (or, the first (1st) Business Day following such receipt if (i) the date is not a Business Day or (ii) receipt occurs after 5:00 p.m., local time of the recipient), or (c) on the date of receipt of transmission by facsimile or electronic mail (or, the first (1st) Business Day following such receipt if (i) the date is not a Business Day or (ii) receipt occurs after 5:00 p.m., local time of the recipient), to the Parties at the following addresses, facsimile numbers or email addresses (or at such other addresses or facsimile numbers or email addresses for a Party as shall be specified by like notice):

To JD Group:

JD.com, Inc.
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People’s Republic of China
Attention:	Sidney Xuande Huang, Chief Financial Officer
E-mail:	sidney.huang@jd.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Attention:	Z. Julie Gao
Facsimile No.:	+852 3910 4863
Email:	julie.gao@skadden.com

To JD Finance:

14th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People’s Republic of China
Attention:	Zhijian LIU
E-mail:	liuzhijian@jd.com

Section 15.3                             Headings.  The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

Section 15.4                             Counterparts and Exchanges by Electronic Transmission or Facsimile.  This Agreement may be executed in several counterparts and such counterparts may be delivered in electronic format (including by email), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.

Section 15.5                             Arbitration.

(a)                       Any dispute, controversy, difference or claim arising out of, relating to or in connection with this Agreement or the other Transaction Documents, or the transactions contemplated hereby or thereby, including the existence, validity, interpretation, performance, breach or termination hereof or thereof or any dispute regarding non-contractual obligations arising out of, relating to or in connection with this Agreement and/or the other Transaction Documents shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (the “HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted, except as they may be modified by mutual agreement of the Parties.  The seat of arbitration shall be Hong Kong; provided, that the arbitrators may hold hearings in such other locations as the arbitrators determine to be most convenient and efficient for all of the parties to such arbitration under the circumstances.  The arbitration shall be conducted in the English language.

(b)                       The arbitration shall be conducted by three (3) arbitrators.  The Party (or the parties, acting jointly, if there is more than one (1)) initiating arbitration (the “Claimant”) shall appoint an arbitrator in its request for arbitration (the “Request”).  The other Party (or the other parties, acting jointly, if there is more than one (1)) to the arbitration (the “Respondent”) shall appoint an arbitrator within thirty (30) days of receipt of the Request and shall notify the Claimant of such appointment in writing.  If, within thirty (30) days of receipt of the Request by the Respondent, either Party has not appointed an arbitrator, then that arbitrator shall be appointed by the HKIAC.  The first two (2) arbitrators appointed in accordance with this provision shall appoint a third arbitrator within thirty (30) days after the Respondent has notified Claimant of the appointment of the Respondent’s arbitrator or, in the event of a failure by a Party to appoint, within thirty (30) days after the HKIAC has notified the Parties and any arbitrator already appointed of the appointment of an arbitrator on behalf of the Party failing to appoint.  When the third (3rd) arbitrator has accepted the appointment, the two (2) arbitrators making the appointment shall promptly notify the Parties of the appointment.  If the first two (2) arbitrators appointed fail to appoint a third (3rd) arbitrator or so to notify the Parties within the time period prescribed above, then the HKIAC shall appoint the third (3rd) arbitrator and shall promptly notify the Parties of the appointment.  The third (3rd) arbitrator shall act as chair of the tribunal.

(c)                        The arbitral award shall be in writing, state the reasons for the award, and be final and binding on the Parties and the parties thereto.  The award may include an award of costs, including reasonable attorneys’ fees and disbursements.  In addition to monetary damages, the arbitral tribunal shall be empowered to award equitable relief, including an injunction and specific performance of any obligation under this Agreement.  The arbitral tribunal is not empowered to award damages in excess of compensatory damages, and each Party hereby irrevocably waives any right to recover punitive, exemplary or similar damages with respect to any dispute, except insofar as a claim is for indemnification for an award of punitive damages awarded against a Party in an action brought against it by an independent third Person.  The arbitral tribunal shall be authorized in its discretion to grant pre-award and post-award interest at commercial rates.  Any costs, fees or taxes incident to enforcing the award shall, to the maximum extent permitted by applicable Law, be charged against the Party resisting such enforcement.  Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant Party or its assets.

(d)                       In order to facilitate the comprehensive resolution of related disputes, and upon request of any Party to the arbitration Proceeding, the arbitration tribunal may, within ninety (90) days of its appointment, consolidate the arbitration Proceeding with any other arbitration Proceeding involving any of the Parties relating to the Transaction Documents. The arbitration tribunal shall not consolidate such arbitrations unless it determines that (i) there are issues of fact or law common to the Proceedings, so that a consolidated Proceeding would be more efficient than separate Proceedings and (ii) no Party would be prejudiced as a result of such consolidation through undue delay or otherwise.  In the event of different rulings on this question by the arbitration tribunal constituted hereunder and any tribunal constituted under these Transaction Documents, the ruling of the tribunal constituted under the Framework Agreement shall govern, and that tribunal shall decide all disputes in the consolidated Proceeding.

(e)                        The Parties agree that the arbitration shall be kept confidential and that the existence of the Proceeding and any element of it (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the tribunal, the HKIAC, the parties, their counsel and any person necessary to the conduct of the Proceeding, except as may be lawfully required in judicial Proceedings relating to the arbitration or otherwise, or as required by NASDAQ rules or the rules of any other quotation system or exchange on which the disclosing Party’s Equity Securities are listed or applicable Laws.

(f)                         The costs of arbitration shall be borne by the losing Party unless otherwise determined by the arbitration award.

(g)                        All payments made pursuant to the arbitration decision or award and any judgment entered thereon shall be made in U.S. Dollars (or, if a payment in U.S. Dollars is not permitted by Law and if mutually agreed upon by the Parties, in Renminbi), free from any deduction, offset or withholding for taxes.

(h)                       Notwithstanding this Section 15.5 or any other provision to the contrary in this Agreement, no Party shall be obligated to follow the foregoing arbitration procedures where such Party intends to apply to any court of competent jurisdiction for an interim injunction or similar equitable relief against any other Party; provided, that there is no unreasonable delay in the prosecution of that application. Neither of the Parties shall institute a proceeding in any court or administrative agency to resolve a dispute arising out of, relating to or in connection with this Agreement or the other Transaction Documents, except for a court proceeding to compel arbitration or otherwise enforce this agreement to arbitrate, to enforce an order or award of the arbitration tribunal or petition for the provisional or emergency remedies provided for herein. The Parties waive objection to venue and consent to the nonexclusive personal jurisdiction of the courts of Singapore in any action to enforce this arbitration agreement, any order or award of the arbitration tribunal or the provisional or emergency remedies provided for herein. In any such permitted court action, the Parties agree that delivery of the complaint or petition by international courier, with proof of delivery, shall constitute valid and sufficient service, and they individually and collectively waive any objection to such service.

Section 15.6                             Governing Law.  THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 15.7                             Assignment.  No Party shall transfer this Agreement, or assign any rights or delegate any obligations hereunder, in whole or in part, whether voluntarily or by operation of law, without the prior written consent of the other Party.  Any purported transfer, assignment or delegation by a Party without the appropriate prior written approval will be null and void and of no force or effect.  Subject to the foregoing, this Agreement is binding upon the Parties’ successors, heirs and assigns.

Section 15.8                             Specific Performance.  Each Party agrees that: (a) in the event of any breach or threatened breach by the other Party of any covenant, obligation or other provision set forth in this Agreement, such Party will be entitled (in addition to any other remedy that may be available to it) to seek (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision and (ii) an injunction restraining such breach or threatened breach and (b) no Party will be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related Proceeding.

Section 15.9                             Waiver.  No failure on the part of either Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.  No Party will be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

Section 15.10                      Amendments.  No amendment, waiver, or discharge hereof (including any exhibit or schedule hereto) shall be valid unless in writing and signed (a) by the Party against which such amendment, waiver or discharge is sought to be enforced, and (b) in the case of JD Group, with respect to amendments of this Agreement (including any amendments to the JD Finance Royalty and the Software Technology Services Fee) and waivers or discharges of any material right of JD Group or obligations of JD Finance under this Agreement, including those pertaining to Article V, after obtaining consent of the JD Group Audit Committee.

Section 15.11                      Severability.  Each provision of this Agreement shall be deemed a material and integral part hereof.  Except as otherwise provided in this Section 15.11, in the event of a final determination of invalidity, illegality or unenforceability of any provision of this Agreement, the Parties shall negotiate in good faith to amend this Agreement (and any other Transaction Documents, as applicable) or to enter into new agreements to replace such invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provisions providing the Parties with benefits, rights and obligations that are equivalent in all material respects as provided by the Agreement (and any other Transaction Documents, as applicable) as if the invalid, illegal or unenforceable provision(s) had been valid, legal and enforceable.  In the event the Parties are not able to reach agreement on such amendments or new agreements, then the arbitrators (pursuant to the procedures set forth in Section 15.5 of this Agreement) shall determine, as part of their arbitral award, such amendments or new agreements such to provide the Parties with benefits, rights and obligations that are equivalent in all material respect as provided by the Agreement as if the stricken provision(s) had been valid, legal and enforceable.  No Party shall, or shall permit any of its Related Parties to, directly or indirectly assert that any provision of any Transaction Document is invalid, illegal or unenforceable.

Section 15.12                      Entire Agreement.  This Agreement and all provisions of any Transaction Documents referred to herein, including all schedules and exhibits hereto and thereto, sets forth the entire understanding of the Parties relating to the subject matter hereof and thereof and supersedes all prior agreements and understandings among or between any of the Parties relating to the subject matter thereof.  To the extent there is any inconsistency between (a) provision of the Framework Agreement or another Transaction Document that pertains to the subject matter of this Agreement and (b) a provision of this Agreement that is more specific or detailed with respect to such subject matter, then the provision of this Agreement shall govern and control.

Otherwise, the provision of the Framework Agreement, or of the other Transaction Document (provided it is not inconsistent with a more specific or detailed provision of the Framework Agreement), shall govern and control to the extent of such inconsistency.

Section 15.13                      Further Assurances.  During and after the Term, either Party shall, at the request of the other Party: (i) execute, deliver, or cause to be executed or delivered, all such assignments, consents, documents or further instruments of transfer or license consistent with the provisions of this Agreement and (ii) take, or cause to be taken, all such other actions that the requesting Party may reasonably deem necessary or desirable in order for such Party to obtain the full benefits of this Agreement and the transactions contemplated hereby.

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The Parties to this Agreement have caused this Agreement to be executed and delivered as of the Effective Date.

JD.COM, INC.

/s/ JD.COM, INC.
(Seal of JD.COM, INC.)

By:	/s/ Sidney Xuande Huang
Name: Sidney Xuande Huang
Title: Chief Financial Officer

北京京东金融科技控股有限公司
(Beijing Jingdong Financial Technology Holding Co., Ltd.)

/s/ Beijing Jingdong Financial Technology Holding Co., Ltd.
(Seal of Beijing Jingdong Financial Technology Holding Co., Ltd.)

By:	/s/ Richard Qiangdong Liu
Name: Richard Qiangdong Liu
Title: Legal Representative

[Signature Page to Intellectual Property License and Software Technology Services Agreement]